                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For June 30, 2003



                           PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                VANCOUVER, B.C.
                                    V6C 2T6


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PAN AMERICAN SILVER CORP.



Date: June 30, 2003                      By:   /s/ Ross Beaty
                                               --------------------------
                                               Ross Beaty
                                               Chairman and C.E.O.

                     [PAN AMERICAN SILVER CORP. LETTERHEAD]

                                  NEWS RELEASE

June 30, 2003


               PAN AMERICAN SILVER COMPLETES LA COLORADA EXPANSION
                       AHEAD OF SCHEDULE AND UNDER BUDGET
               (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp (NASDAQ - PAAS; TSX - PAA) is pleased to announce the substantial completion of a major expansion at its La Colorada silver mine in Mexico. The expansion is expected to increase the mine's annual silver production from 0.7 million to 3.8 million ounces at a cash cost of $2.65/oz. The $20 million expansion was completed ahead of schedule and 5% under budget.

The expansion included the construction of a 600 tonne/day oxide mill added to the existing 200 tonne/day sulphide mill. Commissioning of the new mill has been in progress for several weeks and production is expected to reach design capacity over the next few months. With more than 90% of its revenues derived from silver, La Colorada is one of the purest silver mines in the world.

Pan American Silver owns and operates three large primary silver mines and a small stockpile silver operation. The La Colorada expansion, coupled with successful development of two of Pan American's other assets, the Alamo Dorado and Manantial Espejo projects, should see Pan American's production double from more than 10 million ounces in 2003 to 20 million ounces of silver in 2005.

For Further Information Contact:

Brenda Radies, VP Corporate Relations (604) 684-1175 Ross Beaty, Chairman and CEO (604) 684-1175

www.panamericansilver.com

                                     - End -



CAUTIONARY NOTE
SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS AND AS SUCH ARE BASED ON AN ASSUMED SET OF ECONOMIC CONDITIONS AND COURSES OF ACTION. THESE INCLUDE ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. THERE IS A SIGNIFICANT RISK THAT ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM RESULTS PROJECTED DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS, TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN'S FORM 40-F.





               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                            WWW.PANAMERICANSILVER.COM